BUKER, JONES & HALEY, P.C.

Attorneys At Law

South Terraces, Suite 170

115 Perimeter Center Place

Atlanta, Georgia 30346-1238

www.corplaw.net

Robert J. Mottern	Telephone 770-804-0500
email: mottern@corplaw.net	Facsimile 770-804-0509

February 9, 2006

Barbara C. Jacobs, Esq.

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:

O2 Secure Wireless, Inc. (the "Company")/File No. 333-124903

Dear Ms. Jacobs:

By a letter dated December 29, 2005, the Company received comments to the Form SB-2/A, Amendment No. 2, filed by it on November 11, 2005.  Included with this letter is a Form SB-2/A, Amendment No. 3, which we believe addresses the SEC's comments.  The following are the Company's responses to each of the comments to its Form SB-2/A. The section headings and paragraph numbers correspond to the headings and paragraphs in your letter.

Form SB-2/A

Front Cover

1.

As requested, the document has been revised to make the disclosure of the proposed sales price consistent throughout the document.

Risk Factors

2.

  As requested, the risk factor relating to the adverse effect of future open market sales of the Company’s common stock has been added back, although it was reworded in a manner that we believe resolves the SEC’s original objection to the language.

Substantial Control by officers, directors and principal shareholders . . . page 17

3.

As requested, this risk factor has been corrected to state the correct percentage ownership of the officers and directors assuming all shares registered in the offering are sold.

Selling Shareholders, page 18

4.

As requested by comment 5, we added disclosure of the transactions under which Transfer Management originally acquired the shares it sold to the selling shareholders.  That disclosure should address the concern raised in this comment.  In particular, the language discloses that Transfer Management acquired its shares in four separate transactions:  7,262,470 shares under the Regulation S Securities Purchase Agreement; 1,000,000 shares from Michael Price, one of our founding shareholders;

300,000 shares from Dominic Richardson in May 2005; and 637,313 shares from Dominic Richardson in December 2005.  The shares acquired from Mr. Richardson in May 2005 were part of 800,000 shares that he acquired in equal parts from Messrs. Conley and Greaves in consideration for loans that he extended to them individually in May 2005 (which is disclosed in the related party transactions section). The shares acquired from Mr. Richardson in December 2005 were part of 1,750,000 shares that he acquired from the company under his consulting agreement dated March 30, 2004 (which is also disclosed in the related party transactions section).  Regarding the warrants, the company actually issued 500,000 warrants to Transfer Management pursuant to the January 1, 2005 agreement to extend the term of the Regulation S Securities Purchase Agreement.  Transfer Management transferred 90,000 warrants to a third party, and retains ownership of 410,000 warrants.  I could not locate any portion of the registration statement which alleged that Transfer Management had been issued 100,000 warrants, and if it did, it would be inaccurate.

5.

As requested, we have added disclosure of the material terms of the Regulation S Securities Purchase Agreement to this section.

Management’s Discussion and Analysis and Plan of Operation

Results of Operation

For the Nine Months ended June 30, 2005, page 38

6.

The Company does not consider the Nanjing Z-Com distribution agreement to be material to its business.  The Company purchases the cards primarily for internal use for the wireless networks that it installs.  If the distribution agreement is terminated, it would not have a materially adverse effect on the business because it could purchase the cards from the new distributor or it could purchase cards made by other manufacturers that have comparable functionality.  While it resells some cards to third parties, it only does so pursuant to relatively passive methods, like on Ebay or through resellers who undertake all of the sales and marketing effort of selling the cards.  Reselling some cards through its existing distribution channels (Ebay and resellers) allows the Company to make additional money from the cards without any significant investment in general and administrative expenses to service the business.  The Company does not consider the business of reselling wireless cards to be a core business, and accordingly does not plan to invest any resources to market the cards beyond the minimal resources it currently allocates to the business.

How to Get More Information, page 53

7.

As requested, we have updated or disclosure to include the new location of the public reference room.

We are sending by federal express two clean copies of the filing that are not redlined to show changes, and two copies that are redlined to show changes from the original filing.

Do not hesitate to call me at 404-365-9799 should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

BUKER, JONES & HALEY, P.C.

/s/ Robert J. Mottern

Robert J. Mottern

Encl.

cc:

T. Scott Conley

Keith A. Greaves

Brent Gillett, Esq.